January 24, 2006

SANOFI-AVENTIS STATEMENT

Sanofi-aventis is aware of market rumors alleging that the FDA has approved Apotex’s ANDA for clopidogrel.

Sanofi-aventis observes that the FDA’s statutory 30-month stay expired on May 17, 2005. Therefore, such an approval would not be unexpected.

Moreover, sanofi-aventis reiterates that clopidogrel bisulfate continues to be protected by a valid patent. The patent trial is scheduled to begin on April 3, 2006.

Sanofi-aventis will vigorously defend its rights.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2004. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com